Exhibit K
Madrid, 16 March 2009
To
Telefónica Móviles Argentina S.A.
Ing. Enrique Butty 240, Piso 20°
City of Buenos Aires
Ref: Tender of ADRS of Telefónica de Argentina S.A.
Dear Sirs,
          In my capacity as attorney-in-fact for Telefónica Internacional, S.A. (hereinafter referred to as “TISA”), I hereby submit this tender under the terms and conditions set forth in Exhibit A hereto (hereinafter referred to as the “Tender”).
          This irrevocable Tender is valid for the term of forty-five (45) calendar days, from the date hereof, and shall be considered accepted by Telefónica Móviles Argentina S.A. (hereinafter referred to as “TMA”, and jointly with TISA, the “Parties”) if within the term mentioned above, TMA deposits the sum of USD 1,000 (One Thousand United States Dollars) in TISA’s account, the particulars of which are stated below, amount that shall be deemed as part payment of the Purchase Price to be paid for the ADRs under the terms hereinafter set forth.
          TISA’s account particulars are the following:
BANK: BBVA
ADDRESS: c/Alcalá, 16  28014 MADRID
SWIFT: BBVAESMM
ACCOUNT NUMBER: 0182-3994-03-2109894039
IBAN: ES09 0182 3994 0321 0989 4039
CORRESPONDENT BANK: CITIBANK N. YORK,
          Kind regards,

EXHIBIT A
CONSIDERING that:
I.	TMA is an Argentine sociedad anónima (stock company) registered as such with the Public Registry of Commerce on 1 December 1994, under number 12.454, Book 116, Volume “A” of Sociedades Anónimas (Stock Companies) and directly controlled by Telefónica, S.A., a Spanish company.

II.	TISA is a Spanish sociedad anónima (stock company), registered as such with the Registro Mercantil de Madrid (Trade Register of Madrid) on 20 May 1985, under Number 65.805-1, Page 1, Volume 574 General, 559 of the Third Section of the Book of Business Organizations, and directly controlled by Telefónica S.A., a Spanish company.

III.	TISA owns shares representing 24.99% of the capital stock and voting rights in Telefónica de Argentina S.A. (hereinafter referred to as “TASA” or the “Company”).

IV.	The Company is an Argentine sociedad anónima (stock company) registered as such with the Public Registry of Commerce on 13 July 1990 under Number 4535, Book 108, Volume “A” of Sociedades Anónimas (Stock Companies).

V.	TISA wishes to sell to TMA 17,460,501 American Depositary Receipts (the “ADRs”), each of them representing 40 Class B book-entry common shares, with a face value of ARS 0.10 (ten cents) each and one voting right per share, which represent 10% of the capital stock of TASA. The ADRs represent, in their aggregate, 698,420,040 Class B book-entry common shares, with a face value of ARS0.10 (ten cents) each and one voting right per share.
In consideration of the foregoing, the Parties hereby establish the terms and conditions that shall govern this Tender, should it be accepted, according to what is set forth above, by TMA.
RECITALS
1. Purpose.
1.1	Purpose By virtue hereof, TISA sells to TMA and the latter purchases from the former, such ADRs as well as all the irrevocable contributions and any other kind of right convertible into shares held by TISA in the Company, directly related to such ADRs.

Therefore, the Parties hereby represent and acknowledge that the ADRs transfer shall not imply any change of control under the provisions of section 33 of the Ley de Sociedad Comerciales (Argentine Business Companies’ Law) No. 19.550 (the “LSC”).
2. Closing and Transfer.
2.1	Closing. In order to implement the transfer of the ADRs and pursuant to the provisions set forth in section 3.1. hereof, upon each transaction, the acts mentioned below shall be performed at Avenida Ingeniero Huergo 723, Piso 21, in the City of Buenos Aires:
(i)	TISA shall deliver to TMA upon each transaction a copy of the notice given to the Company provided for in Section 215 of the LSC annexed hereto as Exhibit I, informing the Company about the transfer of ADRs in the name of TMA and requiring the registration of the change of ownership of such ADRs in the name of TMA in the relevant Register Book of Shareholders;

(iii)	TISA shall subscribe and file with Citibank N.A., all the documents necessary to implement the transfer of such ADRs to TMA, according to the provisions set forth in section 3.1., for the purpose of recording such transfer, and shall deliver a copy of such documents to TMA.

(iv)	TISA shall deliver to TMA any other documents that may be relevant by virtue of the transfers of ADRs.

(v)	TMA shall pay TISA the relevant Price for the ADRs as provided for in section 3.1.;
The transfer of ADRs, as appropriate, and the payment of the Price by both Parties at the time of each transfer as set forth in 3.1., shall be deemed simultaneously carried out in a single act.
The transfer of ADRs shall become effective once, and only if, TMA has paid to TISA the relevant Price as set forth in section 3.1.
2.2. Scope of the transfer.
2.2.1	The sale of ADRs is made free of any pledge, attachment, judicial measure, act or agreement restraining ownership, or any other encumbrance, lien or charge, and comprises, without any reservation or limitation, all the rights accrued in favor of TISA before the execution date hereof, as owner of the ADRs, all of which are hereby assigned in full to TMA. Therefore, TMA shall be entitled to the ADRs and all rights derived therefrom, either present or future, such as unpaid dividends, irrevocable contributions, any kind of reserves, retained earnings and, in general, any other profit, benefit, superavit, without any exclusion or exception.

2.2.2	The representations included in 2.2.1 above shall be construed in full force and effect at the time of the effective transfers of the ADRs.

3. Price and Payment.
3.1	The purchase price (hereinafter referred to as the “Price”) for all the ADRs is USD 157,500,002.36 (one hundred and fifty-seven million five hundred thousand and two United States dollars and thirty-six cents), which shall be paid as follows:
(i)	From 17 March 2009, the Parties shall agree on a daily basis, before 03:00 PM (Buenos Aires time), the number of ADRs to be transferred by TISA to TMA and the portion of the Price to be paid by TMA by crediting it to TISA’s account. The crediting of such transfer to TISA’s account shall be acknowledged as a sufficient receipt of payment for the relevant portion of the Price.

(ii)	The transactions necessary to complete the transfer and the payment of all the ADRs shall be implemented within the term of 45 (forty-five) days from 17 March 2009.

(iii)	In order to establish the portion of the Price to be paid by each transaction, the Parties agree that the price for each of the ADRs is USD 9.02035986.
3.1.1	The particulars of TISA’s account to which the transfers indicated in section 3.1. shall be credited are the following:
BANK: BBVA ADDRESS c/Alcalá, 16 28014 MADRID SWIFT: BBVAESMM ACCOUNT NUMBER: 0182-3994-03-2109894039 IBAN: ES09 0182 3994 0321 0989 4039 CORRESPONDENT BANK: CITIBANK N. YORK,
3.2	The Parties agree that the Price has been determined on the basis of the Financial Statements of the Company as of 12/31/08 (hereinafter referred to as the “Financial Statements”).

3.3	Should the exchange regulations in force prevent TMA’s access to the Free Exchange Market (“FEM”) to purchase US dollars to pay any part of the Price, TMA may agree with TISA on the payment to TISA in pesos to be deposited in TISA’s account in the Argentine Republic such amount in pesos equivalent to the price in United States dollars according to the exchange rate fixed by the Banco Central de la República Argentina (Argentine Central Bank) pursuant to Communication A 3500 published on the day previous to the effective date of payment. If, pursuant to the exchange regulation in force, TISA could not have access to the FEM to purchase United States dollars, the Parties shall agree on the most convenient way of payment. TISA and TIMA may suspend by mutual agreement the liquidation of the tranches not executed.
4. TMA’s Representations
4.1	TMA has adopted all the corporate resolutions and approvals necessary to accept and implement this Tender which has been approved by the Board of Directors of TMA on 13 March 2009.

4.2	TMA’s acceptance of this Tender and the rights and obligations involved herein, neither violate nor are inconsistent with any other agreement or obligation to which TMA is a party or upon which it may be binding, nor its corporate bylaws nor any other rule, judgment, resolution or judicial or administrative order in force applicable to TMA.
5. TISA’s Representations
TISA represents and warrants TMA, as of the date hereof, and as of the date of the actual transfer of ADRs, the following:

5.1	Legal capacity

TISA‘s signatory hereby acts pursuant to the powers granted to him as joint and several attorney-in-fact for TISA by the Management Council, in his capacity as General Secretary of TISA, as evidenced in the public deed authorized by the Notary in Madrid (Spain), Mr. Antonio Crespo Monerri, on 2 December 2008, under protocol number 2,812, and therefore, he enjoys the necessary powers to formalize this Tender.

5.2	Transfer

TISA represents that the transfer of ADRs is not contrary to the law in force in the Argentine Republic, the articles of incorporation or the bylaws of the Company, nor does it infringe or is in conflict with any rule, judgment, resolution or judicial or administrative order in force.

5.3	Capital stock

TISA represents that, to the best of its knowledge and belief, the capital stock duly subscribed and paid-up of the Company is ARS698,420,029.60 represented by 6,984,200,296 book-entry common shares with a face value of ARS0.10 each and 1 voting right per share, totally subscribed and paid-up, which grant to their holders equal rights and obligations, of which 4,367,388,680 are Class A Shares and 2,616,811,616 Class B Shares.

TISA further represents that since 2001 it was the owner of the shares representing 32.25% of the capital stock and voting rights of the Company and that at present it owns 24.99% thereof.

5.4	Title to the shares

TISA declares that it is the owner of the ADRs and that it is fully authorized to convey title to the shares owned by it without any restriction whatsoever.

5.5	Non Existence of Encumbrances

TISA represents that the ADRs are free of any pledge, attachment, judicial measure, act or agreement restraining ownership, or any other encumbrance, lien or charge, and it shall be liable for any hidden defects therein according to the law.

5.6	Contractual responsibilities and contingencies.

TISA represents that, to the best of its knowledge and belief, all the agreements, processes and other legal relations to which the Company is a party are valid and enforceable, and that it has not incurred in any default thereof, and that the transfer of ADRs shall not give rise to any event of default thereof, the lapsing of terms, or the occurrence of any other circumstance that may materially affect the Company.

TISA declares that, to be best of its knowledge and belief, the Company has no contingencies regarding the fulfillment of the contractual obligations assumed before the execution hereof that may materially affect the Company that have not been duly allowed for or reflected in its Financial Statements, to the extent required by the accounting rules.

5.7	Contingencies

TISA further represents that, to the best of its knowledge and belief, the Company has not been given notice of any legal actions, complaints, administrative proceedings or trade union conflicts, or out-of-court claims filed or brought against it by the national, provincial or municipal authorities or by any other third party, that may materially affect the Company that have not been duly allowed for or reflected in its Financial Statements, to the extent required by the accounting rules.

5.8	Tax and Labor Responsibilities and Contingencies

TISA further represents that, to the best of its knowledge and belief:

(i) The Company has complied with all its labor, social security, union obligations; the Company is not affected by any judicial or administrative process of a labor, trade union or tax nature, which, if unfavorable resolved may materially affect the Company, except for those set forth in the Financial Statements;

(ii) the Company has filed all national, provincial or municipal tax returns properly and fully, and has paid all imposts, taxes, rates and assessments and other charges due and established to be paid before the national, provincial and municipal tax authorities, when due;

(iii) there is no ongoing audit or investigation known by TISA, involving the tax returns, businesses or assets of the Company by any national, provincial or municipal tax authority that may materially affect the Company. The Company has not filed with any tax authority any express or implied waiver of the statute of limitations or extension of the period for the assessment or collection of taxes, either national, provincial, municipal or foreign; and

(iv) the reserves made in the Financial Statements for the payment of taxes are sufficient to pay all taxes accrued up to date (including any interest and fines, if any) pursuant to Argentine accounting and tax rules.

For the purpose of this Agreement, the word “Tax” shall mean, any tax, including, but not limited to rates, charges, royalties, deductions, withholdings, obligations or any other taxes of any nature imposed in any name and under any form, by a national, provincial, municipal authority, or any other similar charge of any nature, including but not limited to, social security withholdings and contributions, contributions to trade unions, or otherwise, as well as any other tax or assessment that should have been collected and paid pursuant to any regulation, to any governmental body or to any other entity on behalf of third parties, including with respect to each item any interest, adjustments and penalties.

5.9	Transferred assets, rights and obligations.

TISA represents that, to the best of its knowledge and belief, the Company has all its assets and liabilities itemized in detail in the Financial Statements.

TISA represents that, to the best of its knowledge and belief, the Company has good and marketable title to all the trademarks, logos, patents, trade names and intellectual property rights used by it. Moreover, TISA represents that, to the best of its knowledge and belief, the Company has not used any trademark, patent, industrial property right or software not owned by it or which has not been duly licensed to it by the relevant owner (and that in this last case it has used them in accordance with all the terms and conditions set forth in the relevant license).

5.10	Licenses and permits

TISA hereby represents that, to the best of its knowledge and belief, the Company relies on all the authorizations and licenses necessary for the exploitation of the businesses that it operates at present as well as that the transfer of the ADRs shall not imply in any way the loss of such licenses and/or permits or endangering the continuity thereof.

5.11	Financial Statements of the Company.

TISA represents that, to the best of its knowledge and belief, the Financial Statements reflect the financial condition of such company and that, as of such date, there are no higher liabilities or lower assets than those disclosed therein, and that there has been no material change in them since 31 December 2008 until the execution date hereof. A material change means, for the purpose of this section, any decrease or increase in the Shareholders’ Equity of the Company for an amount equal to or greater than ten per cent (10%) of what is disclosed in the Financial Statements.

5.12.	TISA represents that, to the best of its knowledge and belief, from the date of the Financial Statements until the execution date hereof:
—	All acts and transactions made by the Company have been duly registered and accounted for;

—	There has been no change in the accounting policy or in the assessment criteria applied by the Company;

—	The Company has been managed within the ordinary course of business.
TISA undertakes to require the Company to comply with the representations made herein until each effective date of transfer of the ADRs.

5.13	Truthfulness Warranty

TISA further represents and warrants, to the best of its knowledge and belief, that:
(i)	all the information provided to TMA for the evaluation of the business is true and accurate;

(ii)	The Financial Statements, the Exhibits and representations and warranties made herein are true, faithful, accurate and complete in all material respects and that the original documents supporting the representations and warranties and their exhibits are kept by the Company; and that this Tender, the Exhibits thereof, the Financial Statements and the representations and warranties made herein do not and shall not contain, as of such dates, any representation that may be false or misleading or that omits or shall omit to declare fully and completely, the truth about the facts in which the Company and TISA have participated.
6. Additional Undertakings
TISA represents that, to the best of its knowledge and belief, after the date of the Financial Statements:
6.1	The Company has not increased, reduced or modified in any way whatsoever, the outstanding capital stock of the Company, nor has it accepted irrevocable contributions on account of future increases of capital; nor distributed dividends, or any other kind of remuneration or compensation to the shareholders.
6.2.	The Company has not performed any acts outside the ordinary course of business nor has it assumed any obligations or entered into any agreements that violate or breach any of the obligations, representations and warranties undertaken or made by TISA in this Tender, or that may materially affect the Company.

6.3.	TISA undertakes to require the Company to comply with the representations made in6.1. and 6.2 herein until each effective date of transfer of the ADRs.
7. TISA’s liability for contingencies Indemnity Duty
7.1.	TISA shall indemnify and hold TMA harmless (in the appropriate proportion based on the transferred ADRs) against any contingency derived from the breach of violation of any of the representations and warranties under Section Fifth or any other obligation undertaken herein, derived from or originated in facts prior to the acceptance hereof or to the date of effective transfer of the ADRs (in this case, in the proportion that the Shares represent the capital stock of the Company). This obligation includes the fulfillment of any administrative resolution or court order or judgment or arbitration award rendered by arbitrators, judicial or administrative authorities in those proceedings to which the Company and/or TMA have been parties contemplated by the indemnity duty established herein.

TISA shall be liable for all the expenses, costs, legal costs, legal fees and expert’s fees that are reasonable and other expenses derived from the defense of the interests of TMA, as well as for the payment of any compensation, penalty, interest or fines or any obligation or damage that may arise as a consequence of such contingency.

7.2	Should there be any claim for which TISA may be held liable, in compliance with what is set forth in Section 7.1., TMA shall give notice thereof to TISA as soon as it is aware of its existence in order that TISA may decide on the existing option for the best defense of the liability that may affect it, and shall annex to such notice all the documents that may be available to it regarding the relevant fact.

7.3	TMA may supervise with its own professionals the defense that TISA or the Company make of any claim that may give rise to any indemnity hereunder. The reasonable fees of such professionals, should it be an indemnifiable claim hereunder, shall be paid by TISA. Moreover, without prejudice to TMA as shareholder, TISA shall give full access to the periodic accounting documents and supporting document in order to control the fulfillment of the obligations established herein.

7.4	If, after having been duly notified, TISA does not answer within fifteen (15) days from the date of the notice received from TMA, or in the shortest term indicated in the notice necessary to allow an effective action by TMA or, if appropriate, the Company affected by the claim it shall be understood that TISA accepts such claim under the terms set forth by TMA.
8. Validity of the representations
The representations and warranties set forth in Section Five hereof shall be valid for six months from the date of the last transfer of ADRs. After that period, TISA shall be released from the indemnity duty, unless for the claims that had been notified by TMA before such date and that are pending.
9. Entire Compensation
Any compensation to be paid hereunder shall be denominated in pesos. Moreover, should any tax or assessment be levied on the compensation, it shall be increased in order that the indemnified party recovers, as net amount, without any taxes or assessments, the total value of the compensation for the damage suffered.
In order to determine the amount of the compensation to be paid by TISA, the following shall be deducted from the amount that TMA and/or the Company has actually paid or must pay, in this case in the proportion that affects TMA, (a) the net amounts received or recovered by TMA and/or the Company corresponding to any insurance policy or payment of compensation or similar contribution that it had actually received from third parties regarding such duty to compensate without TMA or the Company having the obligation to file a claim against third parties to such effect; and (b) any tax benefit in favor of TMA or the Company, regarding the amount that TMA or the Company have actually paid or assumed.
10. Applicable Law
This Tender shall be governed by the laws in force in the Argentine Republic.
11. Arbitration Clause.
Any difference, controversy or dispute that may arise between the Parties regarding this Tender, its existence, enforceability, validity, qualification, interpretation, scope, fulfillment or execution shall be finally settled and in the Spanish language, by the Tribunal de Arbitraje General de la Bolsa de Comercio de la Ciudad de Buenos Aires (Arbitration Tribunal of the Buenos Aires Stock Exchange), Argentine Republic, the award of which shall be final and conclusive and not subject to appeal — pursuant to the regulations in force for the arbitration of law that the Parties declare to know and accept. The Ordinary Courts in

Commercial Matters of the City of Buenos Aires shall have jurisdiction over the execution of such award rendered by the Tribunal de Arbitraje General de la Bolsa de Comercio de la Ciudad de Buenos Aires (Arbitration Tribunal of the Buenos Aires Stock Exchange of the City of Buenos Aires) to the exclusion of any other venue or jurisdiction.
12. Notices
12.1	Any notice or communication between the Parties and between the Parties and the Company regarding this Tender shall be made or given in writing.

12.2	To the effects hereof, the Parties establish the following domiciles:

TMA

Address: Ing. Butty 240, piso 15, Ciudad de Buenos Aires, Argentina.

Attention: General Counsel

TISA:

Address: Distrito C, Edificio Oeste 3, Ronda de la Comunicación s/n, 28050 Madrid, España.

Attention: General Secretary’s Office

COMPANY:

Address: Av. Ing. Huergo 723, Planta Baja, Buenos Aires, Argentina

Attention: Finance Director
Any notice sent to the domiciles stated above shall be valid, except if the addressee had previously notified in writing its change of address to the other party. In such case, such change shall be valid from the date of receipt of the relevant notice.
13. Exhibits
The following Exhibit is made part of this Tender:

Exhibit I. Letter of TISA notifying the Company the Transfer of Shares and/or ADRs.
14. Confidentiality
Any of the Parties or its officers, directors and/or employees may not make any public announcements, issue press releases, or disclose to third parties the terms and conditions contained herein, without the previous written consent of the other Party, unless there is any legal obligation to disclose.

TISA:
By: Cristián Aninat Salas

EXHIBIT I
In the City of Buenos Aires, ___, 2009
Messrs.
Telefónica de Argentina S.A.
We hereby give notice to the Company that we have transferred to Telefónica Móviles Argentina S.A. a total of XXX American Depositary Receipts (“ADRs”), each of them representing 40 Class B book-entry common shares with a face value of ARS0.10 (ten cents) each and one voting right per share of the Company, approximately representing XX % of the capital stock and voting rights of Telefónica de Argentina S.A.
Moreover, in the proportions mentioned above we have transferred to Telefónica Móviles Argentina S.A. all the irrevocable contributions and any other right of any kind convertible in shares, that Telefónica Internacional, S.A. holds on the date hereof in Telefónica de Argentina S.A., related to the transferred shares.
Please take notice of the transfer hereby notified.
Very truly yours,

Telefónica Internacional, S.A.
....
Attorney-in-fact